FORM 5

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

[ ] Form 3 Holdings Reported

[X] Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*
Gray, R. Bradford
(Last) (First) (Middle)
360 E. Jackson St.
(Street)
Medford, OR 97501
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
Lithia Motors, Inc. LAD

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
12/31/2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
____X__ Director ______ 10% Owner
____X__ Officer (give title below) ______ Other (specify below)
Executive Vice President

7. Individual or Joint/Group Reporting
(Check applicable line)
_X_Form Filed by One Reporting Person
___Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price			

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Over)
SEC 2270 (9-02)

FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivitive Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (2002iso) (right to buy)	$15.13	12/26/2002		A4	6,609.00		12/26/2007	12/26/2012	Class A Common	6,609.00		6,609.00	D	
Stock Option (2002nq) (right to buy)	$15.13	12/26/2002		A4	5,391.00		12/26/2007	12/26/2012	Class A Common	5,391.00		5,391.00	D	
Class B Common	$0.00						N/A	N/A	Class A Common	278,978.00		278,978.00	I	Interest owned by a LLC
Stock Option (1996) (ISO) (right to buy)	$3.02						(1)	04/05/2004	Class A Common	47,950.00		47,950.00	D	
Stock Option (1997) (NQ) (right to buy)	$1.00						(2)	12/31/2005	Class A Common	2,909.00		2,909.00	D	
Stock Option (1998b) (ISO) (right to buy)	$14.75						(3)	12/31/2005	Class A Common	8,000.00		8,000.00	D	
Stock Option (1999) (ISO) (right to buy)	$16.50						01/01/2004	01/01/2009	Class A Common	6,060.00		6,060.00	D	
Stock Option (1999b) (ISO) (right to buy)	$16.50						01/01/2005	01/01/2009	Class A Common	1,940.00		1,940.00	D	
Stock Option (2000) (ISO) (right to buy)	$16.75						01/06/2005	01/06/2010	Class A Common	4,059.00		4,059.00	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person

Cliff E. Spencer, Attorney in Fact for R. Bradford Gray

02/12/2003
Date

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, *see* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

FORM 5 (continued)   **Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned**

(*e.g.*, **puts, calls, warrants, options, convertible securities**)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivitive Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (2000) (NQ) (right to buy)	$16.75						01/06/2005	01/06/2010	Class A Common	3,941.00		3,941.00	D	
Stock Option (2000b) (ISO) (right to buy)	$16.75						(4)	01/06/2010	Class A Common	15,949.00		15,949.00	D	
Stock Option (2000c) (NQ) (right to buy)	$16.75							01/06/2010	Class A Common	8,110.00		8,110.00	D	
Stock Option (2001iso) (right to buy)	$19.24						12/26/2006	12/26/2011	Class A Common	5,197.00		5,197.00	D	
Stock Option (2001) (NQ) (right to buy)	$1.00						12/26/2005	12/26/2010	Class A Common	12,000.00		12,000.00	D	
Stock Option (2001nq) (right to buy)	$19.24						12/26/2006	12/26/2011	Class A Common	6,803.00		6,803.00	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

  If space provided is insufficient, *see* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Cliff E. Spencer

** Signature of Reporting Person

Cliff E. Spencer, Attorney in Fact for
R. Bradford Gray

02/12/2003

Date

Page 2

SEC 2270 (9-02)

Gray, R. Bradford

360 E. Jackson St.

Medford, OR 97501

Explanation of responses:

(1) Beginning on the1st anniversary of the grant date, the options vest as to 20% of the total grant on each of the 1st through the 5th anniversaries.

(2) The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.

(3) The options vest as follows: 1,221 on 12/31/02; and 6,779 on 1/1/03.

(4) The options vest as follows: 3,498 on 12/31/00; 3,498 on 1/6/01; and 4,894 on 1/6/02.